UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013	Commission File Number: 001-33838

DOMINION DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]          Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 26th day of March, 2013.

DOMINION DIAMOND CORPORATION
(Registrant)

By: /s/ LYLE R. HEPBURN
Name: Lyle R. Hepburn
Title: Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Dominion Diamond Corporation’s News Release dated March 26, 2013 announcing the completion of the sale of its Luxury Brand Segment.
99.2	Dominion Diamond Corporation’s News Release dated March 26, 2013 announcing Fiscal 2013 fourth quarter and year-end results to be released Wednesday, April 3, 2013.
99.3	Dominion Diamond Corporation’s Notice of Change in Corporate Structure pursuant to Section 4.9 of National Instrument 51-102 dated March 26, 2013, regarding Harry Winston Diamond Corporation’s amalgamation with its wholly-owned subsidiary, Dominion Diamond Corporation, in accordance with the terms of subsection 184(1) of the Canada Business Corporations Act.